[redacted]

05010666

ventracor

Ventracor Limited
ABN 46 003 180 372

126 Greville Street
Chatswood NSW 2067
Sydney Australia

T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

17 August 2005

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 2 3 2005
WASH. D.C.
198

SUPPL

Dear Ladies and Gentleman

Re: Ventracor Limited
<u>File # 82-4630</u>

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

PROCESSED
AUG 2 5 2005
THOMSON
FINANCIAL

Very truly yours

per K. Callaghan

Andrew Geddes
Investor & Media Relations Manager

encl

ventracor

asx announcement

Ventracor on track to achieve first revenues

Sydney, 17 August 2005: Ventracor Limited (ASX: VCR) today announced further progress in the achievement of its business plan to globally commercialise the VentrAssist, resulting in a net loss for the year of $26.6 million.

Ventracor Limited Chairman, John Massey said: "Our cash position remains solid with $32.9 million in cash at 30 June 2005 which Ventracor is managing tightly through cost controls and the efficient allocation of capital to achieve its business goal of becoming the world leader in cardiac assist devices."

Ventracor earned $2.72 million in revenues from interest on cash deposits and bank bills.

Mr Massey said Ventracor had moved rapidly to achieve key milestones and had invested in establishing the necessary infrastructure required to manufacture more than 50 units per month in the medium term.

"Significantly, the company has built an inventory of product to supply its clinical trial programs around the world," Mr Massey said adding that during the reporting period, the company also:

- became the first to trial a third generation LVAD device in the United States, with a successful implant of the VentrAssist in an American patient
- passed the half-way mark for recruitment in its CE Mark trial aimed at achieving approval for sales in the major market of Europe by 2006
- established a US beachhead and appointed a highly experienced Chief Operating Officer who will oversee the rapid implementation of the company's business plan in Europe and the USA
- completed installation of an in house manufacturing capability to guarantee certainty of supply and product quality for its clinical trial programs.

"Ventracor is on the threshold of achieving first revenues through reimbursement and is building the infrastructure necessary to ramp up its activities and achieve its aggressive timelines," Mr Massey said.

About Ventracor

Ventracor is a global medical device company that has developed a blood pump, the VentrAssist™ left ventricular assist system (LVAS) for patients in cardiac failure. The company hopes to bring the VentrAssist™ to the global market in record time, and expects to obtain a significant share of the huge potential market.

For further information, please contact:

John Massey
Chairman
Ventracor Limited
07 3868 4958 or 0419 744 955